Genco Resources Ltd. Suite 550 – 999 W. Hastings Street Vancouver, BC Canada V6C 2W2 TSX: GGC	T (604) 682-2205 F (604) 682-2235 www.gencoresources.com info@gencoresources.com

Genco Resumes Mine Production

May 31, 2010 – Vancouver, BC – Genco Resources Ltd. (TSX: GGC) is pleased to announce that it has now been granted authority to purchase explosives for use at La Guitarra mine. As stated in a news release dated May 10, 2010, this is the final necessary authority in order to move back into full production.

Genco has used the past period of reduced activity to prepare the mine and equipment for the recommencement of operations and recently restarted mining and milling at a low level. The Company will now begin to recruit a small number of additional staff as it ramps up production over the next months. Genco is also working on extending its mine plan to develop adjoining underground areas with substantial proven potential.

Leslie Goodman, acting Chief Executive Officer, said, “We are delighted to be fully back in business. There is a general recognition that in La Guitarra Genco possesses a first class asset with enormous potential and at last we can begin to demonstrate this. I would like to express our sincere thanks to the Mexican authorities for their co-operation and assistance and especially to La Guitarra’s staff for their persistence and hard work in getting us through the permitting process. There is now the real prospect of making the mine a real force for good in the area and bringing shareholders better recognition of the value of their investment.”

About Genco Resources Ltd.

Genco Resources Ltd. is a publicly traded mining company focused on developing its core asset, the producing La Guitarra silver-gold property located in the Temascaltepec Mining District of Mexico. La Guitarra Mine presently consists of two underground operation centres and a flotation mill with a proven capacity of 320 tonnes per day. Genco is evaluating options for the expansion of existing mining operations at La Guitarra Mine.

For further information, please contact:

Mr. Leslie Goodman
Acting CEO
Telephone: (604) 682-2205 ext. 229
info@gencoresources.com

This news release may contain certain forward-looking statements that involve risks and uncertainties such as statements of the Company’s plans, objectives, strategies, expectations, and intentions. The words “may”, “would”, “could”, “will”, “intend”, “plan”, “believe”, “estimate”, “expect” and similar expressions, as they relate to the Company, or its management, are intended to identify such forward-looking statements. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including those factors discussed below and in filings made with the Canadian securities regulatory authorities. Should one or more of these risk factors or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. The Company does not intend, and does not assume any obligation to update these forward-looking statements.

The Toronto Stock Exchange has not reviewed the contents of this release and does not accept responsibility for the accuracy of the contents of this release.